June 22, 2007
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq.
Division of Corporation Finance

Re:	The Cronos Group
Schedule 13E-3
File No. 005-47841
Filed: April 3, 2007

Definitive Proxy Statement
On Schedule 14A
File No. 005-24464
Preliminary Proxy Statement Filed: April 3, 2007
Ladies and Gentlemen:
     On behalf of The Cronos Group (the “Company”), we transmit herewith the Company’s definitive Proxy Statement and Amendment No. 3 to the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The definitive Proxy Statement and Schedule 13E-3 have been completed with the insertion of dates and the updating of information, but otherwise have not been substantively changed from the preliminary Proxy Statement (Amendment No. 2) or Schedule 13E-3 (Amendment No. 2) filed with the Commission on June 18, 2007.
     For the Staff’s convenience, we are enclosing marked copies of the Proxy Statement (changed pages only) and the Schedule 13E-3 by copy of this letter being transmitted directly to Mr. Duchovny.
     On behalf of the Company and the Fortis parties, I want to thank the Staff for its cooperation with this filing.
Very truly yours,
/s/ James F. Fotenos
James F. Fotenos
JFF/cdf
Enclosures

Securities and Exchange Commission
June 22, 2007

cc:	Dennis J. Tietz
Elinor A. Wexler
Milton J. Anderson
Marc. H. Folladori, Esq.
David L. Ronn, Esq.
Adam P. Siegman, Esq.
Heather J. Kirlin, Esq.